Entera Bio Ltd. Kiryat Hadassah Minrav Building – Fifth Floor Jerusalem 9112002 Israel January 19, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Ms. Ada D. Sarmento Ms. Mary B. Breslin

Re:	Entera Bio Ltd. Registration Statement on Form F-1 Registration No. 333-221472

Dear Ms. Sarmento and Ms. Breslin,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on January 23, 2018 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Sophia Hudson of Davis Polk & Wardwell LLP at (212) 450-4762 with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

ENTERA BIO LTD.

By:	/s/ Phillip Schwartz
Name: Phillip Schwartz
Title: Chief Executive Officer

Via EDGAR

CC: Sophia Hudson, Davis Polk & Wardwell LLP